SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

         (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the fiscal year ended December 31, 2004.

                                       Or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______________ to ____________________

         Commission file number:  1-13908

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMVESCAP 401(k) Plan
                           1315 Peachtree Street, N.E.
                           Atlanta, Georgia  30309

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           AMVESCAP PLC
                           11 Devonshire Square
                           London EC2M 4YR

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AMVESCAP 401(k) Plan
December 31, 2004 and 2003 and year ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

                              AMVESCAP 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2004 and 2003 and
                          Year Ended December 31, 2004




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................12

            Report of Independent Registered Public Accounting Firm

The Plan Administrator
AMVESCAP 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

Atlanta, GA
June 10, 2005

                              AMVESCAP 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                       December 31
                                                2004                  2003
                                         -----------------      ----------------

Investments, at fair value:
   Cash equivalents                        $       251,368       $       159,503
   AMVESCAP PLC ordinary shares                  3,210,548             2,902,628
   Non-employer common stock                       296,886               324,513
   Mutual funds                                174,096,716           157,875,383
   Collective trusts                            72,314,190            58,286,159
   Participant loans                             6,249,551             5,828,211
                                         -----------------      ----------------
Total investments                              256,419,259           225,376,397

Receivables:
   Employer contributions                        1,155,662             1,043,572
   Investment income                                   253                    71
   Due from brokers for sales of securities         14,896                19,204
                                         -----------------      ----------------
Total receivables                                1,170,811             1,062,847

Payables:
    Due to brokers for purchases of securities       1,765                     -
                                         -----------------      ----------------
Total payables                                       1,765                     -

                                         -----------------      ----------------
Net assets available for benefits            $ 257,588,305         $ 226,439,244
                                         =================      ================


See accompanying notes.

                              AMVESCAP 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2004


Additions:
   Contributions:
     Employer                                                      $  11,994,858
     Participants                                                     21,412,189
     Rollovers from qualified plans                                    1,493,341
                                                                   -------------
   Total contributions                                                34,900,388

   Net appreciation in fair value of investments                      18,359,111
   Interest and dividends                                              3,063,082
                                                                   -------------
Total additions                                                       56,322,581

Deductions:
   Benefits paid to participants                                    (25,044,163)
   Investment fees                                                     (129,357)
                                                                   -------------

Net increase                                                          31,149,061

Net assets available for benefits at beginning of year               226,439,244
                                                                   -------------
Net assets available for benefits at end of year                    $257,588,305
                                                                   =============


See accompanying notes.

                              AMVESCAP 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2004



1. Plan Description

The following description of the AMVESCAP 401(k) Plan ("the Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document and summary plan description.

General

The Plan, established effective January 1, 2000, is a defined contribution plan for the benefit of qualifying employees of AVZ, Inc. (the "Plan Administrator" and the "Plan Sponsor"); A I M Management Group Inc. ("AIM"); AMVESCAP Group Services, Inc.; AMVESCAP Retirement, Inc. ("ARI"); INVESCO Institutional (N.A.), Inc. ("INVESCO"); and Atlantic Trust Group, Inc. ("Atlantic Trust") (collectively, the "Employers") and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Plan is administered by the Plan Administrator. AMVESCAP National Trust Company ("ANTC") is the Plan's trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC, individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of ARI. ARI provides record-keeping services for the Plan.

                              AMVESCAP 401(k) Plan

1. Plan Description (continued)

Contributions

Effective July 2003, the Plan was amended to permit employees to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code. Prior to this change, the maximum pretax elective deferral was 15%. Employees who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will match these catch-up contributions in accordance with its matching standards.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by each participant, plus 50% of the next 2% of compensation contributed by each participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement at age 59 1/2. No such discretionary contributions were made for the year ended December 31, 2004.

The Plan also accepts rollovers of distributions from other tax-qualified plans.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants' accounts daily based on their relative account balances in each investment option.

Vesting

Eligible participants are 100% vested in all contributions to the Plan.

                              AMVESCAP 401(k) Plan

1. Plan Description (continued)

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant's account as of the date ARI processes the distribution.

Any portion of a participant's account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

In-service withdrawals of amounts in a participant's rollover account or after-tax account (from prior plans) are permitted upon reaching age 59 1/2.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the employer is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator.

2. Investment Options

The Plan offers participants investment options that include mutual funds and collective trusts managed by ANTC, AIM, and Atlantic Trust. In addition to the selected investment funds, participants are permitted to establish an individual brokerage account, Mutual Fund Window, through State Street Brokerage. The participant may invest no more than 25% of their total account in various mutual funds through this individual brokerage account. Participants may also direct the contributions to their accounts into the AMVESCAP Stock Fund that is primarily invested in AMVESCAP PLC ordinary shares. No more than 10% of a participant's total account can be invested in this stock fund. Under London Stock Exchange rules governing insider trading, "close periods" are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

3. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

Risks and Uncertainties

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments in securities traded on securities exchanges are valued at the quoted market price on the last business day of the Plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in units of collective trust funds are valued at the net unit value of the respective collective trust funds as calculated each day. Investments in the INVESCO Stable Value Trust Fund are valued at contract value. Investments in shares of investment companies (mutual funds) are valued at the respective net asset values as reported by such investment companies.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Investment management fees of $129,357 have been paid to INVESCO by the Plan.

4. Investments

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31 are as follows:

    2004
    INVESCO Stable Value Trust Fund                                 $ 30,803,469
    AIM Basic Value Fund, Class A                                     26,264,901
    AIM International Growth Fund, Class A                            19,754,727
    INVESCO Dynamics, Class A                                         19,644,145
    AIM Small Cap Growth Fund, Class A                                18,835,630
    AIM Aggressive Growth Fund, Class A                               13,210,111

    2003
    INVESCO Stable Value Trust Fund                                 $ 29,329,264
    AIM Basic Value Fund, Class A                                     21,821,589
    INVESCO Dynamics, Class A                                         20,313,136
    AIM Small Cap Growth Fund, Class A                                18,914,367
    AIM International Growth Fund, Class A                            13,565,547
    AIM Aggressive Growth Fund, Class A                               11,992,436

Net appreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2004 is as follows for each investment type:

    AMVESCAP PLC ordinary shares                                    $  (337,640)
    Non-employer common stock                                             51,601
    Mutual funds                                                      14,293,932
    Collective trusts                                                  4,351,218
                                                                ----------------
    Net appreciation in fair value of investments                   $ 18,359,111
                                                                ================

5. Related-Party Transactions

A significant portion of the Plan's assets are invested in mutual and common funds managed by the Employers and their affiliates, INVESCO, ANTC, AIM, and Atlantic Trust. Such funds are charged management fees by the Employers and their affiliates. As aforementioned in Note 3, $129,357 in investment management fees have been paid to INVESCO.

At December 31, 2004 and 2003, the Plan held 588,260 and 463,357 ordinary shares of AMVESCAP PLC common stock, respectively, which represents an ownership interest in AMVESCAP PLC of less than 1%.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under the Employee Retirement Income Security Act of 1974, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     December 31
                                                                              2004                  2003
                                                                      --------------------- ---------------------
    Net assets available for benefits per the financial statements      $     257,588,305     $     226,439,244
    Amounts allocated to withdrawn participants                                         -              (212,864)
                                                                      --------------------- ---------------------
    Net assets available for benefits per the Form 5500                 $     257,588,305     $     226,226,380
                                                                      ===================== =====================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                             December 31, 2004
                                                                                           ----------------------
    Benefits paid to participants per the financial statements                               $      25,044,163
    Less: Amounts allocated to withdrawing participants as of
       beginning of year                                                                              (212,864)
                                                                                           ----------------------
    Benefits paid to participants per the Form 5500                                          $      24,831,299
                                                                                           ======================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

9. Subsequent Events

Effective February 1, 2005, the AMVESCAP Benefits Plan Committee (the "Committee") was named the administrator of the Plan. On April 21, 2005, the sale of ARI was announced. ARI currently provides record-keeping services for the Plan. The sale does not include ANTC, which will remain the Plan's trustee and asset custodian.

                              Supplemental Schedule

                        0403-0520021 AMVESCAP 401(k) Plan

                            EIN #58-2287224 Plan #010

                     Schedule H, Line 4i-Schedule of Assets
                              (Held at End of Year)

                                December 31, 2004

  (a)                   (b)                                         (c)                             (e)
             Identity of Issuer, Borrower,                    Description of                      Current
               Lessor or Similar Party                          Investment                         Value
------- --------------------------------------- --------------------------------------------- ---------------

        SSGA                                    Money Market Fund                             $
                                                                                                      251,368
   *    AMVESCAP PLC                            Ordinary shares of common stock                     3,210,548
   *    INVESCO Institutional Retirement Trust  Stable Value Trust Fund                            30,803,469
   *    INVESCO Institutional Retirement Trust  Market Neutral Equity Fund                         10,134,557
   *    INVESCO Institutional Retirement Trust  International Equity Trust Fund                     2,918,053
   *    INVESCO Institutional Retirement Trust  500 Index Trust Fund                               12,270,268
   *    INVESCO Institutional Retirement Trust  Equity Real Estate Securities Trust Fund            2,076,735
   *    INVESCO Institutional Retirement Trust  Core Multiple Attribute Equity Trust Fund           4,062,427
   *    INVESCO Institutional Retirement Trust  Structured Small Cap Value Equity Trust Fund        3,963,073
   *    INVESCO Institutional Retirement Trust  Core Fixed Income Trust Fund                        6,085,608
   *    AIM Advisors, Inc.                      Dynamics, Class A                                  19,644,145
   *    AIM Advisors, Inc.                      Total Return Fund                                   5,701,948
   *    AIM Advisors, Inc.                      Technology II Fund                                 10,683,064
   *    AIM Advisors, Inc.                      Financial Services Fund                             3,009,118
   *    AIM Advisors, Inc.                      Small Company Growth Fund                           2,327,481
   *    AIM Advisors, Inc.                      Small Cap Growth Fund, Class A                     18,835,630
   *    AIM Advisors, Inc.                      Constellation Fund, Class A                        10,625,562
   *    AIM Advisors, Inc.                      Aggressive Growth Fund, Class A                    13,210,111
   *    AIM Advisors, Inc.                      Premier Equity Fund, Class A                        9,872,182
   *    AIM Advisors, Inc.                      High Yield Fund, Class A                            3,478,836
   *    AIM Advisors, Inc.                      Weingarten Fund, Class A                            7,678,465
   *    AIM Advisors, Inc.                      International Growth Fund, Class A                 19,754,727
   *    AIM Advisors, Inc.                      Small Cap Equity Fund, Class A                      5,614,313
   *    AIM Advisors, Inc.                      Basic Value Fund, Class A                          26,264,901
   *    AIM Advisors, Inc.                      Mid Cap Core Equity Fund                           10,224,321
   *    AIM Advisors, Inc.                      Global Health Care Fund, Class A                    5,456,884
   *    AIM Advisors, Inc.                      European Small Company Fund, Class A                   60,780
   *    Atlantic Trust Group, Inc.              Growth Fund                                         1,017,909
        Various non-Employer Stock              Various publicly traded self-directed
                                                  investments                                         296,886
        Various non-Employer Mutual Funds       Various publicly traded self-directed
                                                  investments                                         636,339
   *    Participant loans                       Promissory notes, with interest ranging
                                                  from 5.00% to 10.50% and varying
                                                  maturities                                        6,249,551
                                                                                             ----------------
                                                                                              $   256,419,259
                                                                                             ================

   * Indicates a party in interest to the Plan.

     Note: Column (d) cost information is not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               AMVESCAP 401(k) Plan

                                               By:      AMVESCAP Benefits Plan
                                                        Committee

                                                        Plan Administrator

Date:    June 24, 2005                         By:    /s/ Robert F. McCullough
                                                   -----------------------------
                                                Name:    Robert F. McCullough
                                                Title:   Chairman

                                  EXHIBIT INDEX

Exhibit 23.1      Consent of Ernst & Young LLP